UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

ALJ REGIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

001627108

(CUSIP Number)

Jess M. Ravich

c/o ALJ Regional Holdings, Inc.

244 Madison Avenue, PMB #358
New York, NY 10016
Telephone: (212) 883-0083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001627108
1	NAME OF REPORTING PERSON Jess M. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,164,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,164,256
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,164,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 42,172,791 shares of the Issuer’s common stock issued and outstanding as of January 31, 2020, as reported on the Issuer’s Form 10-Q for the quarter ended December 31, 2019.

Explanatory Note: The Reporting Person is filing this Amendment No. 7 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2017, as amended by the Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on February 26, 2018, by the Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on March 19, 2018, by the Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on June 18, 2018, by the Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on August 21, 2018, by the Amendment No. 5 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on July 30, 2019, and by the Amendment No. 6 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on September 10, 2019 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The information in this Item 3 is amended and restated as follows:

“The Shares reported herein as being beneficially owned by Ravich was purchased using personal funds.

On February 20, 2018, Ravich purchased 300,000 Shares in open market transactions for an aggregate purchase price of $676,320 at an average price per Share of $2.2544.

On March 15, 2018, Ravich purchased 67,716 Shares in open market transactions for an aggregate purchase price of $141,221.72 at an average price per Share of $2.0855. On March 16, 2018, Ravich purchased 5,105 Shares in open market transactions for an aggregate purchase price of $10,948.69 at an average price per Share of $2.1447.

On June 13, 2018, Ravich purchased 110,100 Shares in open market transactions for an aggregate purchase price of $169,135.62 at an average price per Share of $1.5362. On June 14, 2018, Ravich purchased 20,000 Shares in open market transactions for an aggregate purchase price of $31,778 at an average price per Share of $1.5889.

On August 17, 2018, Ravich received 109,223 Shares from the Company as compensation for services provided as the Company’s Executive Chairman.

On February 15, 2019, Ravich purchased 54,475 Shares in open market transactions for an aggregate share price of $96,769.39 at an average price per Share of $1.7764. On February 19, 2019, Ravich purchased 21,233 Shares in open market transactions for an aggregate purchase price of $39,247.08 at an average purchase price per Share of $1.8484. On February 20, 2019, Ravich purchased 77,060 Shares in open market transactions for an aggregate purchase price of $142,391.47 at an average purchase price per Share of $1.8478. On February 25, 2019, Ravich purchased 1,749 Shares in open market transactions for an aggregate purchase price of $3,313.13 at an average purchase price per Share of $1.8943. On February 26, 2019, Ravich purchased 20,160 Shares in open market transactions for an aggregate purchase price of $39,975.26 at an average purchase price per Share of $1.9829.

On July 30, 2019, Ravich purchased an aggregate of 1,560,000 Shares in a private placement offering by the Company of its common stock for an aggregate purchase price of $2,808,000 at a purchase price per Share of $1.80. In connection with such private placement offering, Ravich also received warrants to purchase an aggregate of 519,480 Shares at an exercise price of $1.80 with two year terms.

On September 6, 2019, Ravich received 133,070 Shares from the Company as compensation for services provided as the Company’s Executive Chairman.

On December 17, 2019, certain trusts and other entities formed for the benefit of, or otherwise affiliated with, Ravich (the “Ravich Entities”), entered into a Junior Participation Agreement, pursuant to which the Ravich Entities agreed to purchase $4.1 million in junior participation interests in the Company’s term loan facility (the “Junior Participation”). In consideration of the Ravich Entities agreeing to enter into the Junior Participation, the Company agreed to issue the Ravich Entities fully vested warrants to purchase 1,230,000 shares of the Company’s common stock, with a five year term and an exercise price equal to the lesser of the 30 day trailing average closing price of the Company’s common stock as traded on the NASDAQ Stock Market on (i) December 17, 2019 or (ii) the six month anniversary of December 17, 2019. The 30 day trailing average closing price of the Company’s common stock on the December 17, 2019 was $1.20.

On March 12, 2020, Ravich purchased 29,200 Shares in open market transactions for an aggregate purchase price of $21,891.24 at an average price per Share of $0.7497. On March 13, 2020, Ravich purchased 14,419 Shares in open market transactions for an aggregate purchase price of $10,804.16 at an average price per Share of $0.7493.”

Item 4.	Purpose of Transaction

The information in this Item 4 is amended and restated as follows:

“This Schedule 13D is being filed because the number of Shares beneficially owned by Ravich, including options vesting within the immediately following 60 days, totaled 5% or greater ownership interest in the Issuer as of October 26, 2017. On such date, Ravich acquired a restricted stock grant of Shares as compensation for services as Executive Chairman of the Issuer.

On February 20, 2018, Ravich purchased 300,000 Shares in open market transactions for an aggregate purchase price of $676,320 at an average price per Share of $2.2544.

On March 15, 2018, Ravich purchased 67,716 Shares in open market transactions for an aggregate purchase price of $141,221.72 at an average price per Share of $2.0855. On March 16, 2018, Ravich purchased 5,105 Shares in open market transactions for an aggregate purchase price of $10,948.69 at an average price per Share of $2.1447.

On June 13, 2018, Ravich purchased 110,100 Shares in open market transactions for an aggregate purchase price of $169,135.62 at an average price per Share of $1.5362. On June 14, 2018, Ravich purchased 20,000 Shares in open market transactions for an aggregate purchase price of $31,778 at an average price per Share of $1.5889.

On August 17, 2018, Ravich received 109,223 Shares from the Company as compensation for services provided as the Company’s Executive Chairman.

On February 15, 2019, Ravich purchased 54,475 Shares in open market transactions for an aggregate share price of $96,769.39 at an average price per Share of $1.7764. On February 19, 2019, Ravich purchased 21,233 Shares in open market transactions for an aggregate purchase price of $39,247.08 at an average purchase price per Share of $1.8484. On February 20, 2019, Ravich purchased 77,060 Shares in open market transactions for an aggregate purchase price of $142,391.47 at an average purchase price per Share of $1.8478. On February 25, 2019, Ravich purchased 1,749 Shares in open market transactions for an aggregate purchase price of $3,313.13 at an average purchase price per Share of $1.8943. On February 26, 2019, Ravich purchased 20,160 Shares in open market transactions for an aggregate purchase price of $39,975.26 at an average purchase price per Share of $1.9829.

On July 29, 2019, Ravich entered into the Employment Agreement (the “Employment Agreement”) with the Company, in substantially the form filed with the Commission on Form 8-K dated August 1, 2019 (the “August 8-K”), pursuant to which, among others, Ravich agreed to enter into a voting agreement having certain terms as set forth in the Employment Agreement.

On July 30, 2019, Ravich purchased an aggregate of 1,560,000 Shares in a private placement offering by the Company of its common stock for an aggregate purchase price of $2,808,000 at a purchase price per Share of $1.80. In connection with such private placement offering, Ravich also received warrants to purchase an aggregate of 519,480 Shares at an exercise price of $1.80 with two year terms.

On September 6, 2019, Ravich received 133,070 Shares from the Company as compensation for services provided as the Company’s Executive Chairman.

On September 6, 2019, in connection with the Employment Agreement, Ravich and the Company entered into the Voting Agreement (the “Voting Agreement”), pursuant to which any stock held by Ravich or any of his affiliates in excess of 40% of the outstanding stock of the Company shall be automatically voted with the majority of all other outstanding stock of the Company.

On December 17, 2019, certain trusts and other entities formed for the benefit of, or otherwise affiliated with, Ravich (the “Ravich Entities”), entered into a Junior Participation Agreement, pursuant to which the Ravich Entities agreed to purchase $4.1 million in junior participation interests in the Company’s term loan facility (the “Junior Participation”). In consideration of the Ravich Entities agreeing to enter into the Junior Participation, the Company agreed to issue the Ravich Entities fully vested warrants to purchase 1.23 million shares of the Company’s common stock, with a five year term and an exercise price equal to the lesser of the 30 day trailing average closing price of the Company’s common stock as traded on the NASDAQ Stock Market on (i) December 17, 2019 or (ii) the six month anniversary of December 17, 2019. The 30 day trailing average closing price of the Company’s common stock on the December 17, 2019 was $1.20.

On March 12, 2020, Ravich purchased 29,200 Shares in open market transactions for an aggregate purchase price of $21,891.24 at an average price per Share of $0.7497. On March 13, 2020, Ravich purchased 14,419 Shares in open market transactions for an aggregate purchase price of $10,804.16 at an average price per Share of $0.7493.

The descriptions of the Employment Agreement and Voting Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the Employment Agreement, a copy of which is attached to the August 8-K as Exhibit 10.2, and to the Voting Agreement, a copy of which is attached to the Amendment No. 6 to this statement as Exhibit 99.1 and incorporated herein by reference.

The information supplied in this Schedule 13D is provided as of March 16, 2020.

Except as set forth in this Item 4, the reporting person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020

By:	/s/ Jess M. Ravich
	Name:	Jess M. Ravich